SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G


            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           Unionamerica Holdings plc
                                (Name of Issuer)

                  Ordinary Shares of $.0448 Nominal Value Each
                 Represented By American Depositary Shares **
                         (Title of Class of Securities)

                                   909048100
                                 (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This statement on Schedule 13G relates to the ordinary shares of Unionamerica Holdings plc owned by the Reporting Persons and, when issued upon deposit of such ordinary shares, the American Depository Shares representing such ordinary shares.

**The total number of shares reported herein is 2,021,205, which constitutes approximately 24.0% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 8,438,717 shares outstanding.

1.       Name of Reporting Person:

         Acadia Partners, L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                         (a) / /

                                                         (b) /x/

3.       SEC Use Only


4.       Citizenship or Place of Organization: Delaware


                5.   Sole Voting Power: 375,000 (1)
Number of
Shares
Beneficially    6.   Shared Voting Power: -0-
Owned By
Each
Reporting       7.   Sole Dispositive Power: 375,000 (1)
Person
With
                8.   Shared Dispositive Power: -0-

9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

         375,000

10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain
         Shares:
                                                             /x/


11.      Percent of Class Represented by Amount in Row (9): 4.4%


12.      Type of Reporting Person: PN


(1)      Power is exercised through its sole general partner, Acadia FW
         Partners, L.P.

1.       Name of Reporting Person:

         Acadia FW Partners, L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                         (a) / /

                                                         (b) /x/

3.       SEC Use Only


4.       Citizenship or Place of Organization: Delaware


                5.   Sole Voting Power: 375,000 (1)(2)
Number of
Shares
Beneficially    6.   Shared Voting Power: -0-
Owned By
Each
Reporting       7.   Sole Dispositive Power: 375,000 (1)(2)
Person
With
                8.   Shared Dispositive Power: -0-

9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

         375,000 (2)

10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain
         Shares:
                                                             /x/


11.      Percent of Class Represented by Amount in Row (9): 4.4%


12.      Type of Reporting Person: PN


(1)      Power is exercised through its managing general partner, Acadia
         MGP, Inc.

(2)      Solely in its capacity as the sole general partner of Acadia
         Partners, L.P.

1.       Name of Reporting Person:

         Acadia MGP, Inc.

2.       Check the Appropriate Box if a Member of a Group:
                                                         (a) / /

                                                         (b) /x/

3.       SEC Use Only


4.       Citizenship or Place of Organization: Texas


                5.   Sole Voting Power: 375,000 (1)(2)
Number of
Shares
Beneficially    6.   Shared Voting Power: -0-
Owned By
Each
Reporting       7.   Sole Dispositive Power: 375,000 (1)(2)
Person
With
                8.   Shared Dispositive Power: -0-

9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

         375,000 (2)

10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain
         Shares:
                                                             /x/


11.      Percent of Class Represented by Amount in Row (9): 4.4%


12.      Type of Reporting Person: CO


(1)      Power is exercised through its President, J. Taylor Crandall.

(2) Solely in its capacity as the managing general partner of Acadia FW Partners, L.P.

1.       Name of Reporting Person:

         J. Taylor Crandall

2.       Check the Appropriate Box if a Member of a Group:
                                                         (a) / /

                                                         (b) /x/

3.       SEC Use Only


4. Citizenship or Place of Organization: J. Taylor Crandall is a citizen of the United States of America.



                5.   Sole Voting Power: 375,000 (1)
Number of
Shares
Beneficially    6.   Shared Voting Power: -0-
Owned By
Each
Reporting       7.   Sole Dispositive Power: 375,000 (1)
Person
With
                8.   Shared Dispositive Power: -0-

9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

         375,000 (1)

10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain
         Shares:
                                                             /x/


11.      Percent of Class Represented by Amount in Row (9): 4.4%


12.      Type of Reporting Person: IN


(1)      Solely in his capacity as the President of Acadia MGP, Inc.

1.       Name of Reporting Person:

         UA Partners, L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                         (a) / /

                                                         (b) /x/

3.       SEC Use Only


4.       Citizenship or Place of Organization: Texas


                5.   Sole Voting Power:  1,147,355 (1)
Number of
Shares
Beneficially    6.   Shared Voting Power:  -0-
Owned By
Each
Reporting       7.   Sole Dispositive Power: 1,147,355 (1)
Person
With
                8.   Shared Dispositive Power: -0-

9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,147,355

10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain
         Shares:
                                                             /x/


11.      Percent of Class Represented by Amount in Row (9): 13.6%


12.      Type of Reporting Person: PN


(1) Power is exercised through its sole general partner, UA Genpar, L.P.

1.       Name of Reporting Person:

         UA Genpar, L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                         (a) / /

                                                         (b) /x/

3.       SEC Use Only


4.       Citizenship or Place of Organization: Texas


                5.   Sole Voting Power:  1,147,355 (1)(2)
Number of
Shares
Beneficially    6.   Shared Voting Power:  -0-
Owned By
Each
Reporting       7.   Sole Dispositive Power: 1,147,355 (1)(2)
Person
With
                8.   Shared Dispositive Power: -0-

9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,147,355 (2)

10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain
         Shares:
                                                             /x/


11.      Percent of Class Represented by Amount in Row (9): 13.6%


12.      Type of Reporting Person: PN


(1) Power is exercised through its sole general partner, FW Genpar, Inc.

(2) Solely in its capacity as the sole general partner of UA Partners, L.P.

1.       Name of Reporting Person:

         FW Genpar, Inc.

2.       Check the Appropriate Box if a Member of a Group:
                                                         (a) / /

                                                         (b) /x/

3.       SEC Use Only


4.       Citizenship or Place of Organization: Texas


                5.   Sole Voting Power:  1,147,355 (1)(2)
Number of
Shares
Beneficially    6.   Shared Voting Power:  -0-
Owned By
Each
Reporting       7.   Sole Dispositive Power: 1,147,355 (1)(2)
Person
With
                8.   Shared Dispositive Power: -0-

9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,147,355 (2)

10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain
         Shares:
                                                             /x/


11.      Percent of Class Represented by Amount in Row (9): 13.6%


12.      Type of Reporting Person: CO


(1)      Power is exercised through its sole shareholder, Thomas R.
         Delatour.

(2) Solely in its capacity as the sole general partner of UA Genpar, L.P.

1.       Name of Reporting Person:

         Thomas R. Delatour

2.       Check the Appropriate Box if a Member of a Group:
                                                         (a) / /

                                                         (b) /x/

3.       SEC Use Only


4. Citizenship or Place of Organization: Thomas R. Delatour a citizen of the United States of America.


                5.   Sole Voting Power:  1,147,355 (1)
Number of
Shares
Beneficially    6.   Shared Voting Power:  -0-
Owned By
Each
Reporting       7.   Sole Dispositive Power: 1,147,355 (1)
Person
With
                8.   Shared Dispositive Power: -0-

9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,147,355 (1)

10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain
         Shares:
                                                             /x/


11.      Percent of Class Represented by Amount in Row (9): 13.6%


12.      Type of Reporting Person: IN


(1)      Solely in his capacity as the sole shareholder of FW Genpar, Inc.

1.       Name of Reporting Person:

         UA Partners II, L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                         (a) / /

                                                         (b) /x/

3.       SEC Use Only


4.       Citizenship or Place of Organization: Texas


                5.   Sole Voting Power:  498,850 (1)
Number of
Shares
Beneficially    6.   Shared Voting Power:  -0-
Owned By
Each
Reporting       7.   Sole Dispositive Power: 498,850 (1)
Person
With
                8.   Shared Dispositive Power: -0-

9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

         498,850

10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain
         Shares:
                                                             /x/


11.      Percent of Class Represented by Amount in Row (9): 5.9%


12.      Type of Reporting Person: PN


(1) Power is exercised through its sole general partner, UA Investors, Inc.

1.       Name of Reporting Person:

         UA Investors, Inc.

2.       Check the Appropriate Box if a Member of a Group:
                                                         (a) / /

                                                         (b) /x/

3.       SEC Use Only


4.       Citizenship or Place of Organization: Texas


                5.   Sole Voting Power:  498,850 (1)(2)
Number of
Shares
Beneficially    6.   Shared Voting Power:  -0-
Owned By
Each
Reporting       7.   Sole Dispositive Power: 498,850 (1)(2)
Person
With
                8.   Shared Dispositive Power: -0-

9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

         498,850 (2)

10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain
         Shares:
                                                             /x/


11.      Percent of Class Represented by Amount in Row (9): 5.9%


12.      Type of Reporting Person: CO


(1) Power is exercised through its controlling shareholders, John P. Grayken and David G. Brown.

(2)      Solely in its capacity as the sole general partner of UA Partners
II, L.P.

1.       Name of Reporting Person:

         John P. Grayken

2.       Check the Appropriate Box if a Member of a Group:
                                                         (a) / /

                                                         (b) /x/

3.       SEC Use Only


4.       Citizenship or Place of Organization: John P. Grayken is a citizen
of the United States      of America.


                5.   Sole Voting Power:  -0-
Number of
Shares
Beneficially    6.   Shared Voting Power:  498,850 (1)
Owned By
Each
Reporting       7.   Sole Dispositive Power: -0-
Person
With
                8.   Shared Dispositive Power: 498,850 (1)

9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

         498,850 (1)

10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain
         Shares:
                                                             /x/


11.      Percent of Class Represented by Amount in Row (9): 5.9%


12.      Type of Reporting Person: IN


(1)      Solely in his capacity as a controlling shareholder of UA
         Investors, Inc.

1.       Name of Reporting Person:

         David G. Brown

2.       Check the Appropriate Box if a Member of a Group:
                                                         (a) / /

                                                         (b) /x/

3.       SEC Use Only


4. Citizenship or Place of Organization: David G. Brown a citizen of the United States of America.


                5.   Sole Voting Power:  -0-
Number of
Shares
Beneficially    6.   Shared Voting Power:  498,850 (1)
Owned By
Each
Reporting       7.   Sole Dispositive Power: -0-
Person
With
                8.   Shared Dispositive Power: 498,850 (1)

9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

         498,850 (1)

10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain
         Shares:
                                                             /x/


11.      Percent of Class Represented by Amount in Row (9): 5.9%


12.      Type of Reporting Person: IN


(1)      Solely in his capacity as a controlling shareholder of UA
         Investors, Inc.

         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Act, the undersigned hereby amend their Schedule 13G Statement dated February 12, 1996 (the "Schedule 13G"), relating to the Ordinary Shares of $.0448 Nominal Value Each Represented By American Depository Shares. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13G. Pursuant to Item 101(a)(2)(ii) of Regulation S-T, this filing restates in its entirety the Reporting Persons' (as hereinafter defined) Schedule 13G with respect to Unionamerica Holdings plc.

Item 1(a).   Name of Issuer.

         The name of the issuer is Unionamerica Holdings plc (the "Issuer").

Item 1(b).   Address of Issuer's Principal Executive Offices.

         The principal executive offices of the Issuer are located at 3 Minster Court, Mincing Lane, London EC3R 7DD England.

Item 2(a).   Names of Persons Filing.

         Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the
General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13G Statement on behalf of Acadia Partners, L.P., a Delaware limited partnership ("Acadia"), Acadia FW Partners, L.P., a Delaware limited partnership ("Acadia FW"), Acadia MGP, Inc., a Texas corporation ("Acadia MGP"), J. Taylor Crandall ("Crandall"), UA Partners, L.P., a Texas limited partnership ("Partners"), UA Genpar, L.P., a Texas limited partnership ("UA Genpar"), FW Genpar, Inc, a Texas corporation ("FW Genpar"), Thomas R. Delatour ("Delatour"), UA Partners II, L.P., a Texas limited partnership ("Partners II"), UA Investors, Inc., a Texas corporation ("Investors"), John P. Grayken ("Grayken") and David G. Brown ("Brown"). Acadia, Acadia FW, Acadia MGP, Crandall, Partners, UA Genpar, FW Genpar, Delatour, Partners II, Investors, Grayken and Brown are sometimes hereinafter referred to as the "Reporting Persons". The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

Item 2(b).   Address of Principal Business Office, or if None, Residence.

         The address of the principal business office or residence of each of the Reporting Persons is as follows:

                                              Principal Business or
             Name                             Residence Address

             Acadia                           3100 Texas Commerce Tower
                                              201 Main Street
                                              Fort Worth, Texas  76102

             Acadia FW                        3100 Texas Commerce Tower
                                              201 Main Street
                                              Fort Worth, Texas  76102

                                              Principal Business or
             Name                             Residence Address

             Acadia MGP                       3100 Texas Commerce Tower
                                              201 Main Street
                                              Fort Worth, Texas  76102

             Crandall                              3100 Texas Commerce Tower
                                              201 Main Street
                                              Fort Worth, Texas  76102

             Partners                              3100 Texas Commerce Tower
                                              201 Main Street
                                              Fort Worth, Texas  76102

             UA Genpar                        3100 Texas Commerce Tower
                                              201 Main Street
                                              Fort Worth, Texas  76102

             FW Genpar                        3100 Texas Commerce Tower
                                              201 Main Street
                                              Fort Worth, Texas  76102

             Delatour                              3100 Texas Commerce Tower
                                              201 Main Street
                                              Fort Worth, Texas  76102

             Partners II                           3100 Texas Commerce Tower
                                              201 Main Street
                                              Fort Worth, Texas  76102

             Investors                             3100 Texas Commerce Tower
                                              201 Main Street
                                              Fort Worth, Texas  76102

             Grayken                          600 East Las Colinas Blvd.
                                              Suite 400, LB 178
                                              Irving, Texas  75039

             Brown                            3100 Texas Commerce Tower
                                              201 Main Street
                                              Fort Worth, Texas  76102

Item 2(c).   Citizenship.

         All of the natural persons identified in Item 2(a) are citizens of the United States of America.

Item 2(d).   Title of Class of Securities.

         This Schedule 13G statement relates to ordinary shares of $.0448 nominal value, each represented by American Depository Shares, of the Issuer (the "Stock").

Item 2(e).   CUSIP Number.

         The CUSIP number of the Stock is 909048100.

Item 3.  Filing Pursuant to Rules 13d-1(b) or 13d-2(b).

         This Schedule 13G Statement is not being filed pursuant to Rule 13d-1(b) or Rule 13d-2(b).

Item 4.  Ownership.

             (a) - (b)

         Acadia

         The aggregate number of shares of the Stock that Acadia owns beneficially, pursuant to Rule 13d-3 of the Act, is 375,000, which constitutes approximately 4.4% of the outstanding shares of the Stock.

         Acadia FW

         Because of its position as the sole general partner of Acadia, Acadia FW may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 375,000 shares of the Stock, which constitutes approximately 4.4% of the outstanding shares of the Stock.

         Acadia MGP

         Because of its position as the managing general partner of Acadia FW, Acadia MGP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 375,000 shares of the Stock, which constitutes approximately 4.4% of the outstanding shares of the Stock.

         Crandall

         Because of his position as the President of Acadia MGP, Crandall may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 375,000 shares of the Stock, which constitutes approximately 4.4% of the outstanding shares of the Stock.

         Partners

         The aggregate number of shares of the Stock that Partners owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,147,355, which constitutes approximately 13.6% of the outstanding shares of the Stock.

         UA Genpar

         Because of its position as the sole general partner of Partners, UA Genpar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,147,355 shares of the Stock, which constitutes approximately 13.6% of the outstanding shares of the Stock.

         FW Genpar

         Because of its position as the sole general partner of UA Genpar, FW Genpar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,147,355 shares of the Stock, which constitutes approximately 13.6% of the outstanding shares of the Stock.

         Delatour

         Because of his position as the sole shareholder of FW Genpar, Delatour may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,147,355 shares of the Stock, which constitutes approximately 13.6% of the outstanding shares of the Stock.

         Partners II

         The aggregate number of shares of the Stock that Partners II owns beneficially, pursuant to Rule 13d-3 of the Act, is 498,850, which constitutes approximately 5.9% of the outstanding shares of the Stock.

         Investors

         Because of its position as the sole general partner of Partners II, Investors may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 498,850 shares of the Stock, which constitutes approximately 5.9% of the outstanding shares of the Stock.

         Grayken

         Because of his position as a controlling shareholder of Investors, Grayken may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 498,850 shares of the Stock, which constitutes approximately 5.9% of the outstanding shares of the Stock.

         Brown

         Because of his position as a controlling shareholder of Investors, Brown may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 498,850 shares of the Stock, which constitutes approximately 5.9% of the outstanding shares of the Stock.

         To the best knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in response to Item 2(a) herein is the beneficial owner of any shares of the Stock.

             (c)

         Acadia

         Acting through its sole general partner, Acadia has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 375,000 shares of the Stock.

         Acadia FW

         In its capacity as the sole general partner of Acadia, and acting through its managing general partner, Acadia FW has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 375,000 shares of the Stock.

         Acadia MGP

         In its capacity as the managing general partner of Acadia FW, and acting through its President, Acadia MGP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 375,000 shares of the Stock.

         Crandall

         In his capacity as the President of Acadia MGP, Crandall has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 375,000 shares of the Stock.

         Partners

         Acting through its sole general partner, Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,147,355 shares of the Stock.

         UA Genpar

         In its capacity as the sole general partner of Partners, and acting through its sole general partner, UA Genpar has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,147,355 shares of the Stock.

         FW Genpar

         In its capacity as the sole general partner of UA Genpar, and acting through its sole shareholder, FW Genpar has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,147,355 shares of the Stock.

         Delatour

         In his capacity as the sole shareholder of FW Genpar, Delatour has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,147,355 shares of the Stock.

         Partners II

         Acting through its sole general partner, Partners II has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 498,850 shares of the Stock.

         Investors

         In its capacity as the sole general partner of Partners II, and acting through its controlling shareholders, Investors has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 498,850 shares of the Stock.

         Grayken

         In his capacity as a controlling shareholder of Investors, Grayken has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 498,850 shares of the Stock.

         Brown

         In his capacity as a controlling shareholder of Investors, Brown has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 498,850 shares of the Stock.

Item 5.  Ownership of Five Percent or Less of a Class.

         This filing on Schedule 13G is not for the purpose of reporting the fact that the Reporting Persons have ceased to be the beneficial owners of more than five percent (5%) of the outstanding shares of the Stock.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by them.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         This Schedule 13G Statement is not being filed by a parent holding company.

Item 8.  Identification and Classification of Members of the Group.

         This Schedule 13G Statement is being filed on behalf of each of the Reporting Persons pursuant to Rules 13d-1(c) and 13d-1(f)(1)(iii). The identity of each of the Reporting Persons is set forth in Item 2(a) hereof. The agreement required by Rule 13d-1(f)(1)(iii) is attached hereto as Exhibit 99.1.

         Effective as of December 4, 1995, an amended Shareholders'
Agreement containing certain restrictions on the transfer of Ordinary Shares by certain of the parties thereto, as well as certain voting agreement provisions, was entered into by the Reporting Persons and all the other shareholders of the Issuer as of that date. As a result of the Shareholders' Agreement, the parties thereto may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934 (the "Act"), and as such, (i) each member of the group would be deemed to own beneficially all shares held, in the aggregate, by all group members and (ii) the group would be deemed to own beneficially an aggregate of 4,867,778 Ordinary Shares, representing 57.7% of the Ordinary Shares currently outstanding. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission that such group exists. Pursuant to Rule 13d-4 under the Act, the Reporting Persons disclaim beneficial ownership of the Ordinary Shares held by all other parties to the Shareholders' Agreement.

         The members of the group are:

              International Insurance       Philip M. Marcell
              Investors (Bermuda) Limited

              Centre Reinsurance Limited    Ian G. Sinclair

              Centre Reinsurance            Peter J. Cooper
              International Company

              Estate of Bernice P. Bishop   Hugh B. Jago

              Carlisle Ventures, Inc.       Andrew E. Marks

              J. P. Morgan Capital Corp.    Timothy P. Open

              Beach Haven Investors, Inc.   Howard G. Eyre

              Robert A. Spass               Alisdair G. Bishop

              Paul H. Warren                Anthony B. Withersby

              International Insurance       David E. J. Crisp
              Advisors, Inc.
                401 (k) and Pension Plans   Hugh C. Evans

              Acadia Partners, L.P.         Jonathan M. Sinclair

              UA Partners, L.P.             Stuart Willoughby

              UA Partners II, L.P.          Trevor R. Smith

              Chase Investment Bank Limited Nicholas J. Ballanger

              Ajax Capital Corporation      Jackie S. Ballinger

              Craig Schwarberg              Paul B. Seymour

              Bradley E. Cooper             Roland J. James

Item 9.       Notice of Dissolution of Group.

              It is inapplicable for the purposes herein to provide notice of dissolution of a group.

Item 10.      Certification.

              This filing on Schedule 13G is not being made pursuant to Rule 13d-1(b).

              After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

              Dated:  February 14, 1997


                        ACADIA PARTNERS, L.P.

                        By:  ACADIA FW PARTNERS, L.P.,
                                  General Partner

                             By:  ACADIA MGP, INC.,
                                  Managing General Partner


                                  By: /s/ J. Taylor Crandall
                                       J. Taylor Crandall,
                                       President


                        ACADIA FW PARTNERS, L.P.

                        By:  ACADIA MGP, INC.,
                             Managing General Partner


                             By: /s/ J. Taylor Crandall
                                J. Taylor Crandall,
                                President



                        ACADIA MGP, INC.


                        By: /s/ J. Taylor Crandall
                           J. Taylor Crandall,
                           President




                        /s/ J. Taylor Crandall
                        J. TAYLOR CRANDALL




                        UA PARTNERS, L.P.

                        By:  UA Genpar, L.P.,
                             General Partner

                             By:  FW Genpar, Inc.,
                                  General Partner


                                  By: /s/ Thomas R. Delatour
                                     Thomas R. Delatour,
                                     President


                        UA GENPAR, L.P.

                        By:  FW Genpar, Inc.,
                             General Partner


                             By: /s/ Thomas R. Delatour
                                Thomas R. Delatour,
                                President



                        FW GENPAR, INC.

                        By: /s/ Thomas R. Delatour
                           Thomas R. Delatour,
                           President



                        /s/ Thomas R. Delatour
                        THOMAS R. DELATOUR



                             UA PARTNERS II, L.P.

                             By:  UA Investors, Inc.,
                                  General Partner


                                  By:/s/ John P. Grayken
                                     John P. Grayken,
                                     President



                             UA INVESTORS, INC.


                             By:/s/ John P. Grayken
                                John P. Grayken,
                                President



                             /s/ John P. Grayken
                             JOHN P. GRAYKEN



                             /s/ David G. Brown
                             DAVID G. BROWN